EX-99.B-77G

                   WADDELL & REED ADVISORS HIGH INCOME FUND, INC.

     SUB-ITEM 77G(a):  Defaults on senior securities

     Big V Supermarkets


     $5,000,000  11.00%  Senior Subordinated Notes due 2/15/04
     CUSIP 089698AB0
     Company filed for Chapter 11 bankruptcy protection November 22, 2000 This is a monetary default
     Default date is March 16, 2001
     Amount of default per $1,000 face amount is $124
     Total amount of default is $618,750